

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Ryan D. Campbell
Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

  Re: Deere & Company
    Form 10-Q for the Quarterly Period Ended August 2, 2020
    Filed August 27, 2020
    File No. 001-04121

Dear Mr. Campbell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology